UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                        STONE ARCADE ACQUISITION CORP.
                        ------------------------------
                               (Name of Issuer)


                   Common Stock, $.0001 par value per share
                ----------------------------------------------
                        (Title of Class of Securities)


                                   861575108
                             --------------------
                                (CUSIP Number)


                               February 21, 2006
                            -----------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                             [X]   Rule 13d-1(b)

                             [ ]   Rule 13d-1(c)

                             [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 9 Pages

                                 SCHEDULE 13G

CUSIP No.: 861575108                                         Page 2 of 9 Pages

...............................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     MAGNETAR FINANCIAL LLC
...............................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
...............................................................................
3.   SEC Use Only
...............................................................................
4.   Citizenship or Place of Organization

     Delaware
...............................................................................
Number of          5.  Sole Voting Power          0
Shares             ...........................................................
Beneficially       6.  Shared Voting Power        0
Owned by Each      ...........................................................
Reporting          7.  Sole Dispositive Power     0
Person With        ...........................................................
                   8.  Shared Dispositive Power   0
...............................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     0
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]
...............................................................................
11.  Percent of Class Represented by Amount in Row (9)

     0.0% based on 25,000,000 shares outstanding as of November 11, 2005.
...............................................................................
12.  Type of Reporting Person:

     IA; OO

                                 SCHEDULE 13G

CUSIP No.: 861575108                                         Page 3 of 9 Pages

...............................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     MAGNETAR CAPITAL PARTNERS LLC
...............................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
...............................................................................
3.   SEC Use Only
...............................................................................
4.   Citizenship or Place of Organization

     Delaware
...............................................................................
Number of          5.  Sole Voting Power          0
Shares             ...........................................................
Beneficially       6.  Shared Voting Power        250,000
Owned by Each      ...........................................................
Reporting          7.  Sole Dispositive Power     0
Person With        ...........................................................
                   8.  Shared Dispositive Power   250,000
...............................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     250,000
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]
...............................................................................
11.  Percent of Class Represented by Amount in Row (9)

     1.0% based on 25,000,000 shares outstanding as of November 11, 2005.
...............................................................................
12.  Type of Reporting Person:

     HC; OO

                                 SCHEDULE 13G

CUSIP No.: 861575108                                         Page 4 of 9 Pages

...............................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     SUPERNOVA MANAGEMENT LLC
...............................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
...............................................................................
3.   SEC Use Only
...............................................................................
4.   Citizenship or Place of Organization

     Delaware
...............................................................................
Number of          5.  Sole Voting Power          0
Shares             ...........................................................
Beneficially       6.  Shared Voting Power        250,000
Owned by Each      ...........................................................
Reporting          7.  Sole Dispositive Power     0
Person With        ...........................................................
                   8.  Shared Dispositive Power   250,000
...............................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     250,000
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]
...............................................................................
11.  Percent of Class Represented by Amount in Row (9)

     1.0% based on 25,000,000 shares outstanding as of November 11, 2005.
...............................................................................
12.  Type of Reporting Person:

     HC; OO

                                 SCHEDULE 13G

CUSIP No.: 861575108                                         Page 5 of 9 Pages

...............................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     ALEC N. LITOWITZ
...............................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
...............................................................................
3.   SEC Use Only
...............................................................................
4.   Citizenship or Place of Organization

     United States of America
...............................................................................
Number of          5.  Sole Voting Power          0
Shares             ...........................................................
Beneficially       6.  Shared Voting Power        250,000
Owned by Each      ...........................................................
Reporting          7.  Sole Dispositive Power     0
Person With        ...........................................................
                   8.  Shared Dispositive Power   250,000
...............................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     250,000
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]
...............................................................................
11.  Percent of Class Represented by Amount in Row (9)

     1.0% based on 25,000,000 shares outstanding as of November 11, 2005.
...............................................................................
12.  Type of Reporting Person:

     HC

                                                             Page 6 of 9 Pages


Item 1(a).     Name of Issuer:

               Stone Arcade Acquisition Corp. (the "Issuer)

Item 1(b).     Address of Issuer's Principal Executive Offices:

               c/o Stone-Kaplan Investments, LLC, One North Plainfield Plaza, Suite 480, Northfield, Illinois, 60093.

Item 2(a).     Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Magnetar Financial LLC ("Magnetar Financial")

               ii)  Magnetar   Capital   Partners   LLC   ("Magnetar   Capital
                    Partners");

               iii) Supernova Management LLC ("Supernova Management"); and

               iv)  Alec N. Litowitz ("Mr. Litowitz").

               This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund") and certain managed accounts (the "Managed Accounts"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial, and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serve as investment adviser to the Managed Accounts. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts. Supernova Management is the controlling member of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).     Address of Principal Business Office or, if None, Residence

               The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).     Citizenship

               i)   Magnetar   Financial  is  a  Delaware  limited   liability
                    company;

               ii) Magnetar Capital Partners is a Delaware limited liability company;

               iii) Supernova  Management  is  a  Delaware  limited  liability company; and

               iv)  Mr. Litowitz is a citizen of the United States of America.

                                                             Page 7 of 9 Pages


Item 2(d).     Title of Class of Securities:

               Common Stock, $.0001 par value per share (the "Shares")

Item 2(e).     CUSIP Number:

               861575108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               (i) As of February 21, 2006, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of the 250,000 Shares issuable upon the conversion of certain convertible units held for the accounts of the Managed Accounts.

               (ii) As of February 21, 2006, Magnetar Financial no longer may be deemed to be the beneficial owner of any Shares.

               Magnetar Financial and the Managed Accounts may also hold certain warrants to purchase Shares (the "Warrants"). However, the Warrants are only convertible into Shares upon conditions outside of the control of the Reporting Persons.

Item 4(b)      Percent of Class:

               (i) The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 1.0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were approximately 25,000,000 shares outstanding as of November 11, 2005).

               (ii) The number of Shares of which Magnetar Financial may be deemed to be the beneficial owner constitutes approximately 0.0% of the total number of Shares outstanding.

Item 4(c)      Number of Shares of which such person has:

Magnetar Financial:
------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                                0

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:                   0

                                                             Page 8 of 9 Pages


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                          250,000

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:             250,000


Item 5.        Ownership  of Five  Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership  of More than  Five  Percent  on  Behalf  of  Another
               Person:

               This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               See disclosure in Item 2 hereof.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 9 of 9 Pages


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2006               MAGNETAR FINANCIAL LLC

                                      By: Magnetar Capital Partners, LLC
                                          As Sole Member


                                      By: /s/ Alec N. Litowitz
                                          ----------------------------
                                      Name:   Alec N. Litowitz
                                      Title:  Manager


Date: February 24, 2006               MAGNETAR CAPITAL PARTNERS LLC


                                      By: /s/ Alec N. Litowitz
                                          ----------------------------
                                      Name:   Alec N. Litowitz
                                      Title:  Manager


Date: February 24, 2006               SUPERNOVA MANAGEMENT LLC


                                      By: /s/ Alec N. Litowitz
                                          ----------------------------
                                      Name:   Alec N. Litowitz
                                      Title:  Manager


Date: February 24, 2006               ALEC N. LITOWITZ

                                      /s/ Alec N. Litowitz
                                      --------------------